

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

Via E-mail
Xue Bangyi
Chief Executive Officer
Jinzanghuang Tibet Pharmaceuticals, Inc.
Leling Economic Development Zone
Kaiyuan East Blvd.
Dezhou, Shandong, P.R.China 253600

> **Re: Jinzanghuang Tibet Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed October 14, 2011**
> **File No. 000-53254**

Dear Mr. Bangyi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2010

Notes to Financial Statements

1 Business Description and Significant Accounting Policies, page F-6

1. We have reviewed your response to our prior comment 3. Please provide us with an explanation of why your Share Pledge Agreement and Proxy Agreement filed as Exhibits 10-B and 10-D, respectively, to your Form 8-K filed January 20, 2009 were "erroneous." Clarify if such agreements were previously executed and enforceable and why such agreements were filed.

2. In connection with the comment above, it appears the revised versions of the Share Pledge Agreement and Proxy Agreement, filed as Exhibits 10-B and 10-D, respectively, to your Form 10-K for the fiscal year ended June 30, 2011 (filed on October 14, 2011) are dated July 24, 2009. This date is subsequent to your reverse merger transaction. If these documents are to represent the correct versions of these agreements, then provide us with a detailed discussion as to why the date of these documents is inconsistent with the original agreements which were dated January 4, 2009 and how such agreements establish common control as of the transaction date (as the current documents were created subsequent to the transaction).

Form 10-K for Fiscal Year Ended June 30, 2011

Item 1. Business, page 2

3. We note from your disclosure that you were unable to develop your distribution business and therefore took a new direction in October 2010. Please provide us with a detailed discussion of how you accounted for the discontinued distribution business and how you considered the guidance in FASB ASC 205-20.

Notes to Financial Statements

9. Restatement, page F-15

4. It appears that you have restated your current and long term assets, stockholders' equity and non-controlling interest for fiscal year ended June 30, 2010. In connection with this restatement, please file an Item 4.02 Form 8-K related to such restatement or tell us why such a filing is not required.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining